                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of March 2004

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F   X    Form 40-F _____
                                        -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                  Yes ____  No   X
                                               -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

     The Board of Directors of Korea Electric Power Corporation ("KEPCO") passed resolutions on the following 2 items on February 27, 2004.

     1.   The 43/rd/ Annual General Meeting of Shareholders

     ---------------------------------------------------------------------------
     Date and time      March 19, 2004, 10:00 a.m. (Seoul Time)
     ---------------------------------------------------------------------------
     Place              167, Samseong-dong, Gangnam-gu, Seoul, Korea
                        Grand Hall at the head office of KEPCO
     ---------------------------------------------------------------------------
     Report             1.  Business and audit results for the fiscal Year 2003

                        2.  Appointment of the independent accountant of KEPCO:
                            KEPCO had changed its accountant to Samjong KPMG
                            Inc., a member firm of KPMG International effective
                            from January 1, 2004 through December 31, 2006 from
                            Anjin & Co., an associate member firm of Deloitte
                            Touche Tohmatsu (Such change was in the ordinary
                            course of business of KEPCO.)
     ---------------------------------------------------------------------------
     Agenda             1.  Approval of Non-Consolidated Balance Sheet, Income
                            Statement and the Proposed Appropriation of Retained
                            Earnings in respect of 2003, all prepared in accordance with Korean GAAP

                        2.  Selection of the president of KEPCO
     ---------------------------------------------------------------------------
     * Preliminary, Unaudited Financial Statements, prepared in accordance with Korean generally accepted accounting principles, are attached hereto

     2.   Dividend payment for the fiscal year 2003

     ---------------------------------------------------------------------------
                                         FY 2003              FY 2002
     ---------------------------------------------------------------------------
     Dividend per share                 KRW1,050              KRW800
     ---------------------------------------------------------------------------
     Dividend rate per par value          21.0%                16.0%
     ---------------------------------------------------------------------------
     Dividend payout ratio                28.6%                16.7%
     ---------------------------------------------------------------------------
     Number of shares                 640,100,876           640,100,876
     issued and outstanding
     ---------------------------------------------------------------------------

Attachment

                        KOREA ELECTRIC POWER CORPORATION

                         NON-CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2003 AND 2002

                                                                                                Translation into
                                                                 Korean Won                       U.S. Dollars
                                                      --------------------------------   ---------------------------------
                                                           2003             2002              2003              2002
                                                      ---------------  ---------------   ---------------   ---------------
                       ASSETS                                   (In millions)                     (In thousands)
                       ------
Property, Plant and Equipment
   Utility plant                                      W    37,235,281  W    34,432,035    $   31,086,392   $    28,746,063
   Less: accumulated depreciation                          (7,472,373)      (5,939,623)       (6,238,414)       (4,958,777)
   Less: construction grants                               (2,758,789)      (2,321,138)       (2,303,213)       (1,937,834)
                                                      ---------------  ---------------   ---------------   ---------------
                                                           27,004,119       26,171,274        22,544,765        21,849,452
   Construction in-progress                                 2,266,928        1,986,138         1,892,577         1,658,155
                                                      ---------------  ---------------   ---------------   ---------------
                                                           29,271,047       28,157,412        24,437,342        23,507,607
                                                      ---------------  ---------------   ---------------   ---------------

Investments and others:
   Investment securities                                   23,865,369       22,239,278        19,924,335        18,566,771
   Long-term loans                                            142,368          128,656           118,858           107,410
   Long-term other account receivables, net of
      discount on present value of W35,576 million
      in 2003 and W42,034 million in 2002 and
      allowance for doubtful accounts of W15,500
      million in 2003                                         213,924          388,924           178,598           324,699
   Currency and interest rate swaps                           124,345          320,641           103,812           267,692
   Intangibles                                                144,367           94,874           120,527            79,206
   Other non-current assets                                   143,111          130,074           119,480           108,593
                                                      ---------------  ---------------   ---------------   ---------------
                                                           24,633,484       23,302,447        20,565,610        19,454,371
                                                      ---------------  ---------------   ---------------   ---------------

Current assets:
   Cash and cash equivalents                                  366,817          610,056           306,242           509,314
   Trade receivables, net of allowance for
     doubtful accounts of W 27,787 million in
     2003 and W 21,588 million in 2002                      1,501,949        1,400,411         1,253,923         1,169,152
   Other account receivables, net of allowance for
     doubtful accounts of W 14,184 million in
     2003 and W 3,007 million in 2002                         434,648          228,101           362,872           190,433
   Short-term financial instruments                            61,000           79,000            50,927            65,954
   Short-term loans                                             9,267            8,450             7,736             7,055
   Inventories                                                 78,796           65,217            65,783            54,448
   Other current assets                                       112,653           94,519            94,048            78,911
                                                      ---------------  ---------------   ---------------   ---------------
                                                            2,565,131        2,485,754         2,141,531         2,075,267
                                                      ---------------  ---------------   ---------------   ---------------
        Total Assets                                  W    56,469,662  W    53,945,613   $    47,144,483   $    45,037,245
                                                      ===============  ===============   ===============   ===============

(continued)

                        KOREA ELECTRIC POWER CORPORATION

                        AS OF DECEMBER 31, 2003 AND 2002

                                                                                                 Translation into
                                                                   Korean Won                       U.S. Dollars
                                                       ---------------------------------   ---------------------------------
                                                            2003              2002              2003              2002
                                                       ---------------   ---------------   ---------------   ---------------
SHAREHOLDERS' EQUITY AND LIABILITIES                             (In millions)                      (In thousands)
------------------------------------
Shareholders' equity:
   Common stock                                        W     3,203,743   W     3,200,504   $     2,674,689   $     2,671,986
   Capital surplus                                          14,373,779        14,311,579        12,000,149        11,948,221
   Retained earnings
     Appropriated                                           17,899,939        15,351,474        14,944,013        12,816,391
     Unappropriated (Net income of W 2,315,938 in
     2003 and W 3,059,815 million in 2002)                   2,315,938         3,059,815         1,933,493         2,554,530
   Capital adjustments:                                       (150,681)           35,707          (125,798)           29,811
                                                       ---------------   ---------------   ---------------   ---------------
        Total Shareholders' Equity                          37,642,718        35,959,079        31,426,546        30,020,939
                                                       ---------------   ---------------   ---------------   ---------------

Long-term liabilities:
   Long-term debt                                            9,640,665         9,973,313         8,048,643         8,326,359
   Accrued severance indemnities, net                          316,408           226,609           264,158           189,187
   Reserve for self insurance                                   87,926            82,537            73,406            68,907
   Currency and interest rate swaps                            178,283           468,900           148,842           391,467
   Financial lease liabilities                                     371             4,993               310             4,168
   Deferred income tax liabilities                           1,462,016         1,354,128         1,220,585          1130,513
   Other long-term liabilities                                 486,982           325,533           406,564           271,776
                                                       ---------------   ---------------   ---------------   ---------------
                                                            12,172,651        12,436,013        10,162,508        10,382,377
                                                       ---------------   ---------------   ---------------   ---------------
Current liabilities:
   Trade payables                                            1,256,526         1,238,749         1,049,028         1,034,186
   Other accounts payable                                      571,772           552,350           477,352           461,137
   Short-term debt                                              16,245                 -            13,562                 -
   Current portion of long-term debt                         4,026,376         2,454,722         3,361,476         2,049,359
   Current portion of financial lease liabilities                4,276             8,538             3,570             7,128
   Income tax payable                                          164,170           682,777           137,059           570,025
   Accrued expenses                                            146,094           166,144           121,968           138,708
   Dividends payable                                             2,324             2,153             1,940             1,798
   Other current liabilities                                   466,510           445,088           389,474           371,588
                                                       ---------------   ---------------   ---------------   ---------------
                                                             6,654,293         5,550,521         5,555,429         4,633,929
                                                       ---------------   ---------------   ---------------   ---------------
        Total Liabilities                                   18,826,944        17,986,534        15,717,937        15,016,306
                                                       ---------------   ---------------   ---------------   ---------------

        Total Shareholders' Equity and Liabilities     W    56,469,662   W    53,945,613   $    47,144,483   $    45,037,245
                                                       ===============   ===============   ===============   ===============

                        KOREA ELECTRIC POWER CORPORATION

                      NON-CONSOLIDATED STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                  Translation into
                                                                 Korean Won                         U.S. Dollars
                                                      --------------------------------   ---------------------------------
                                                           2003             2002              2003              2002
                                                      ---------------  ---------------   ---------------   ---------------
                                                                (In millions)                     (In thousands)
                                                                    (In thousands, except per share amounts)
OPERATING REVENUES:
   Sale of electricity                                W    22,087,455  W    20,716,297   $    18,440,020   $    17,295,289
   Other operating revenues                                   310,034          331,578           258,836           276,822
                                                      ---------------  ---------------   ---------------   ---------------
                                                           22,397,489       21,047,875        18,698,856        17,572,111
                                                      ---------------  ---------------   ---------------   ---------------

OPERATING EXPENSES:
   Power generation, transmission, distribution             3,560,513        3,365,041         2,972,544         2,809,351
   Purchased power                                         15,724,513       14,532,830        13,127,828        12,132,936
   Other operating costs                                      307,539          327,226           256,753           273,189
   Selling and administrative expenses                        992,115          940,017           828,284           784,786
                                                      ---------------  ---------------   ---------------   ---------------
                                                           20,584,680       19,165,114        17,185,409        16,000,262
                                                      ---------------  ---------------   ---------------   ---------------

 OPERATING INCOME                                           1,812,809        1,882,761         1,513,447         1,571,849

 OTHER INCOME (EXPENSES):
   Interest income                                             38,780           23,710            32,376            19,795
   Interest expense                                          (583,556)        (627,954)         (487,190)         (524,257)
   Gain (loss) on foreign currency transactions
   and translation, net                                      (183,676)         398,543          (153,345)          332,730
   Donations                                                 (125,090)         (76,825)         (104,433)          (64,139)
   Rent                                                       121,535          108,439           101,465            90,532
   Gain on valuation using the equity method of
   accounting                                               2,123,518        2,178,492         1,772,849         1,818,745
   Gain on disposal of investments, net                        45,214          433,151            37,747           361,621
   Loss on disposal of utility plant, net                      (2,755)         (16,671)           (2,300)          (13,918)
   Valuation gain(loss) on currency and interest
   rate swaps, net                                            (59,689)          63,158           (49,832)           52,728
   Other, net                                                 (87,531)         (38,511)          (73,075)          (32,150)
                                                      ---------------  ---------------   ---------------   ---------------
                                                            1,286,750        2,445,532         1,074,262         2,041,687
                                                      ---------------  ---------------   ---------------   ---------------

 ORDINARY INCOME                                            3,099,559        4,328,293         2,587,709         3,613,536

 INCOME TAX EXPENSE                                          (783,621)      (1,268,478)         (654,216)       (1,059,006)
                                                      ---------------  ---------------   ---------------   ---------------

 NET INCOME                                           W     2,315,938  W     3,059,815   $     1,933,493   $     2,554,530
                                                      ===============  ===============   ===============   ===============

 ORDINARY INCOME PER SHARE                            W         3,674  W         4,788   $          3.07   $          4.00
                                                      ===============  ===============   ===============   ===============

 EARNINGS PER SHARE                                   W         3,674  W         4,788   $          3.07   $          4.00
                                                      ===============  ===============   ===============   ===============

                        KOREA ELECTRIC POWER CORPORATION

       NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                               Translation into
                                                                 Korean Won                      U.S. Dollars
                                                      --------------------------------  ---------------------------------
                                                           2003             2002             2003              2002
                                                      ---------------  ---------------  ---------------   ---------------
                                                                (In millions)                    (In thousands)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
     Unappropriated retained earnings carried
     over from prior years                            W             -  W             -  $             -   $             -
     Net income                                             2,315,938        3,059,815        1,933,493         2,554,530
                                                      ---------------  ---------------  ---------------   ---------------
                                                            2,315,938        3,059,815        1,933,493         2,554,530
                                                      ---------------  ---------------  ---------------   ---------------

APPROPRIATIONS OF RETAINED EARNINGS:
     Legal reserve                                              1,619                -            1,352                 -
     Reserve for business expansion                         1,512,782        2,368,465        1,262,967         1,977,346
     Reserve for investment in social overhead
     capital                                                   80,000          120,000           66,789           100,184
     Reserve for research and human development                60,000           60,000           50,092            50,092
     Cash dividends                                           661,537          511,350          552,293           426,908
                                                      ---------------  ---------------  ---------------   ---------------
                                                            2,315,938        3,059,815        1,933,493         2,554,530
                                                      ---------------  ---------------  ---------------   ---------------

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED
     FORWARD TO SUBSEQUENT YEAR                       W             -  W             -  $             -   $             -
                                                      ===============  ===============  ===============   ===============

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KOREA ELECTRIC POWER CORPORATION

                                        By:  /s/ Lee, Hi-Taek
                                        -----------------------------
                                        Name:  Lee, Hi-Taek
                                        Title: Chief Financial Officer

Date: March 2, 2004